February 18, 1997



Seligman High Income Fund Series,
  100 Park Avenue,
    New York, New York  10017.

Dear Sirs:

                  You have requested our opinion in connection with the notice which you propose to file pursuant to Rule 24f-2 under the Investment Company Act of 1940 with respect to your shares of Capital Stock, $0.001 par value (the "Shares"), as follows: 99,550,543 shares of Capital Stock of your High-Yield Bond Series (the "High-Yield Bond Shares") and 2,555,985 shares of Capital Stock of your U.S.
Government Series (the "U.S. Government Shares").
                  As your counsel, we are familiar with your organization and corporate status and validity of your shares of beneficial interest.
                  We advise you that, in our opinion, the High-Yield Bond Shares and the U.S. Government Shares were legally and validly issued, and are fully paid and non-assessable.
                  The foregoing opinion is limited to the laws of the Commonwealth of Massachusetts, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Massachusetts law, we have relied upon the opinion, dated February 27, 1996 of Ropes & Gray, and our opinion is subject to the same qualifications and limitations with respect to such matters as are contained in such opinion of Ropes & Gray.
                  We consent to the filing of this opinion with the Securities and Exchange Commission in connection with the notice referred to above. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                                              Very truly yours,
                                                            SULLIVAN & CROMWELL